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DUANE L. BERLIN		DONALD M. KLEBAN ×
DONNA M. LATTARULO °	Writer's Direct Dial Number:	BRUCE L. LEV ¤
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January 26, 2007

VIA EDGAR AND FACSIMILE

Ms. Peggy Fisher
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Electro Energy Inc. Form S-3 File No. 333-135410 Originally Filed June 28, 2006

Dear Ms. Fisher:

               On January 23, 2007, Electro Energy Inc. (the “Company”) filed Amendment No. 1 to its Registration Statement on Form S-3 (the “Registration Statement”), revised pursuant to your correspondence dated July 24, 2006. We have been advised that the Commission is prepared to declare the Registration Statement effective. The Company respectfully requests that this declaration be made, and the Registration Statement be declared effective, as of no later than 1:00 p.m. EST today.

               Should you have any questions regarding any of the foregoing, or should you require anything further, please do not hesitate to contact the undersigned (tel: 203 838 8500; fax: 203 854 1652).

Very truly yours,

/s/ Janet A. Brody
Janet A. Brody

cc:	Mr. Timothy Coyne, Electro Energy Inc. Mr. Alan Morris, U.S. Securities and Exchange Commission